EXHIBIT 11.2

DUKE REALTY CORPORATION
EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

Six Months Ended June 30, 2003

Net income from continuing operations less dividends on preferred stock	$69,264
Loss/(gain) on land and depreciated property sales	(11,146)
Recurring principal amortization	4,654
Minority interest in earnings of common unitholders	7,587
Interest expense (excludes amortization of deferred financing fees)	65,417
Earnings before debt service	$135,776

Interest expense (excludes amortization of deferred financing fees)	$65,417
Recurring principal amortization	4,654
Total debt service	$70,071

Debt service ratio	1.94